[Letterhead of SkyBridge]

July 28, 2015

VIA EDGAR

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

SkyBridge G II Fund, LLC
(File Nos. 333-174399 and 811-22561)

Dear Ms. Larkin:

SkyBridge G II Fund, LLC (the “Company”) hereby requests that the effective date of the Company’s Post-Effective Amendment No. 10 filed today (which incorporates Post-Effective Amendment No. 9 filed on June 7, 2016 on Form N-2 (listed as an EDGAR POS 8C filing)) under the Securities Act of 1933 (the “Registration Statement”) be accelerated to July 29, 2016, or as soon as possible thereafter.

We request that we be notified of such effectiveness by a telephone call to Nathan Greene of Shearman & Sterling LLP at (212) 848-4668, and that such effectiveness also be confirmed in writing.

The Company acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the Company acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The Company further acknowledges that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SkyBridge G II Fund, LLC

By:	/s/ Christopher Hutt
	Name:	Christopher Hutt
	Title:	Vice President

Hastings Capital Group, LLC

By:	/s/ Jason Wright
	Name:	Jason Wright
	Title:	President